November 26, 2025

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear SEC Staff:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 15,11 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “Securities Act”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose for this filing is to revise the principal investment strategies and related disclosures for Ocean Park Tactical All Asset Fund, Ocean Park Tactical Core Income Fund, Ocean Park Tactical Municipal Fund, Ocean Park Tactical Bond Fund, Ocean Park Tactical Risk Spectrum 30 Fund, Ocean Park Tactical Risk Spectrum 50 Fund, Ocean Park Tactical Risk Spectrum 70 Fund, and Ocean Park Tactical Core Growth Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla